FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-150010

For the Month of November, 2009

Mitsui Sumitomo Insurance Group Holdings, Inc.

(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	[English Translation]

Notice regarding Convocation of Extraordinary Shareholders’ Meeting and Amendment to Articles of Incorporation

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Group Holdings, Inc.

Date: November 19, 2009	By:	/s/ Yasuaki Tamai
Yasuaki Tamai
General Manager Shareholder Relations & Legal Dept.

[English Translation]
November 19, 2009
Notice regarding Convocation of Extraordinary Shareholders’ Meeting and Amendment to Articles of Incorporation
As announced on September 30, 2009 and October 30, 2009, Mitsui Sumitomo Insurance Group Holdings, Inc. (“the Company”) has decided to conduct a business integration with Aioi Insurance Co., Ltd. (“Aioi”) and Nissay Dowa General Insurance Co., Ltd. (“NDGI”) through share exchanges, and at the same time change its corporate name to “MS&AD Insurance Group Holdings, Inc.” and have 13 directors and 5 corporate auditors, all on April 1, 2010, and subject to the approvals at their respective shareholders’ meetings and obtaining permission and other approvals from relevant authorities.
The Company hereby announces that it has decided to convene an extraordinary shareholders’ meeting to obtain approval of the share exchanges, an amendment to its Articles of Incorporation, and election of directors and corporate auditors as set out below, at a meeting of its board of directors held on November 19, 2009.

1.	Date and Agenda Items of Extraordinary Shareholders’ Meeting
(1)	Date of extraordinary shareholders’ meeting

December 22, 2009
(2)	Agenda items of extraordinary shareholders’ meeting
(i)	Agenda item concerning approval of the share exchange agreement

(ii)	Agenda item concerning amendment to Articles of Incorporation

(iii)	Agenda item concerning election of directors

(iv)	Agenda item concerning election of corporate auditors

2.	Reasons, Details and Schedule of Amendment to Articles of Incorporation
(1)	Reasons for amendment to Articles of Incorporation
     If the agenda item concerning approval of the share exchange agreement is approved as proposed at the aforesaid shareholders’ meeting, and the share exchange agreement is approved at each of the shareholders’ meetings of Aioi and NDGI, a new insurance and financial services group will be established at the effective date of the share exchanges between Aioi, NDGI and the Company. In this connection, the Company proposes that Article 1 be amended as necessary for the corporate name of the Company to be changed to “MS&AD Insurance Group Holdings, Inc.”.
     A resolution on the agenda item concerning amendment to Articles of Incorporation is to take effect on the effective date of the share exchanges and on the condition that the share exchanges have taken effect.
(2)	Details of amendment to Articles of Incorporation
     The proposed amendments are as set out below.
(The underlined parts are amendments)

Current version	Proposed amendment
(Trade Name)	(Trade Name)
Article 1.	Article 1.
The name of the Company shall be MITSUI SUMITOMO KAIJO GURUPU HORUDINGUSU KABUSHIKI KAISHA, which in English shall be Mitsui Sumitomo Insurance Group Holdings, Inc.	The name of the Company shall be MS&AD INSHUARANSU GURUPU HORUDINGUSU KABUSHIKI KAISHA, which in English shall be MS&AD Insurance Group Holdings, Inc.
(3)	Schedule of amendment to Articles of Incorporation
     Date of shareholders’ meeting concerning amendment to Articles of Incorporation: December 22, 2009
     Effective date of amendment to Articles of Incorporation: April 1, 2010
- End -

Note Regarding Forward-looking Statements
This document includes “forward-looking statements” that reflect the plans and expectations of AIOI, NDGI and MSIGH in relation to, and the benefits resulting from, their proposed business combination described above. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of AIOI, NDGI and MSIGH in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of AIOI, NDGI and MSIGH (or the post-business combination group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. AIOI, NDGI and MSIGH undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by AIOI, NDGI and MSIGH (or the post-business combination group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.
The risks, uncertainties and other factors referred to above include, but are not limited to: (1) economic conditions in Japan, the United States, Europe and China; (2) the extent of competition faced by AIOI, NDGI and MSIGH (or the post-business combination group) from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan and elsewhere; (5) occurrence of losses the type or magnitude of which could not be foreseen at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; (7) the performance of their (or the post-business combination group’s) investments; (8) the parties being unable to complete the proposed business combination due to failure to obtain the necessary shareholder approval or any governmental approval for the proposed transactions or for other reasons; and (9) difficulties in realizing the synergies and benefits of the post-business combination group due to various reasons, including, but not limited to, unexpected significant costs incurred in connection with the planned integration of IT and other systems, facilities, human resources and other aspects of the operations of the post-business combination group, and any of the preceding paragraphs (1) through (8).